Exhibit 4

RED ALDER RELEASES NEW PRESENTATION TO SHAREHOLDERS OF
CAPITAL SENIOR LIVING CORPORATION

Calls Upon Company To Retain A Nationally Recognized Investment Bank And Form
A Special Committee Of Independent Directors to Pursue A Sale of the Company

Believes Sale Transaction Would Unlock Shareholder Value – Over $30 per share

New York (January 25, 2016) – Red Alder Master Fund, LP (“Red Alder”), an offering of Lucus Advisors LLC (“Lucus”), an investment management firm that, through its affiliated funds and managed accounts, owns more than 6% of Capital Senior Living Corporation (“CSU” or the “Company”) (NYSE: CSU), today released an investor presentation detailing the opportunities to realize shareholder value at CSU, which can be found at www.UnlockCSUValue.com. This follows CSU’s failure to retain a qualified financial advisor to explore strategic alternatives by January 15, 2016, as requested in Red Alder’s public letter to CSU calling for a sale of the Company, released on December 10, 2015.

In the presentation, Red Alder emphasizes the valuation gap from which CSU suffers, and calls for the Company to retain a nationally recognized investment bank to explore a sale to a third-party that appreciates its true value. To best guide this process, the presentation calls for the formation of a special committee of independent directors with financial backgrounds.

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Contact:

Sloane & Company

Elliot Sloane, 212-446-1860 or Jaimee Pavia, 212-446-1863